[Letterhead of Thompson Hine LLP]

April 13, 2015

By EDGAR and Electronic Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David L. Orlic, Esq.
Special Counsel

RE:	Ballantyne Strong, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed March 26, 2015 by Fundamental Global Investors, LLC, et al.
File No. 001-13906

Dear Mr. Orlic,

On behalf of Fundamental Global Investors, LLC, Fundamental Global Partners, LP, Fundamental Global Partners Master Fund, LP, Fundamental Global Partners GP, LLC, FG Partners GP, LLC, D. Kyle Cerminara, Lewis M. Johnson, Joseph H. Moglia, Caralyn B. Brace, William J. Gerber, Russel R. Heiser II, Charles T. Lanktree, Robert J. Marino and Robert J. Roschman (each, a “Filing Person” and collectively, the “Filing Persons”), we are responding to your letter dated April 3, 2015 in connection with the preliminary proxy statement on Schedule 14A filed by the Filing Persons on March 26, 2015 (the “Preliminary Proxy Statement”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in bold, with responses following.

Concurrently with this letter, the Filing Persons are filing a revised preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Preliminary Proxy Statement while the page numbers in the responses refer to pages in the Revised Proxy Statement.

General

1.	Please confirm that the Company will post its proxy materials on a specified, publically accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explain how to access those materials. Refer to Exchange Act Rule 14a-16.

As stated in the Preliminary Proxy Statement, the definitive proxy statement filed by the Filing Persons and the accompanying blue proxy card will be available at http://viewproxy.com/BTN/FundamentalGlobalInvestors/2015/. The Filing Persons are not relying upon Rule 14a-16 to engage in the electronic distribution as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). As stated in the Preliminary Proxy Statement, the Filing Persons intend to send copies of the definitive proxy statement and form of proxy card, when completed, to the Company’s shareholders.

2.	Please ensure that each statement or assertion of opinion or belief set forth in your proxy materials is characterized as such, and that a reasonable basis for each such opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials that are not characterized as an opinion or belief and/or which require support:

The Filing Persons understand the above requirements and respond below.

•	Your assertion that the Board was “slow to take action” in adding Mr. Cerminara and others to the Board; and

In response to your comment, the disclosure on page 8 of the Revised Proxy Statement has been expanded as follows (with additions underlined):

During 2014, Mr. Cerminara engaged in numerous meetings and discussions with BTN’s CEO and Mr. Samuel C. Freitag, who would soon be announced as BTN’s new chairman of the board. Mr. Cerminara engaged in discussions with the CEO and chairman to obtain a greater understanding of the BTN board’s recent acquisition decisions and its plans for the future of the company. In these discussions, Mr. Cerminara expressed concerns regarding the BTN board’s capital allocation and acquisition strategies, as well as specifically BTN’s recent Convergent acquisition. Mr. Cerminara also expressed Fundamental Global’s desire for board representation and the desire to add additional new qualified members to the board. Despite providing assurances to Fundamental Global that BTN was receptive to adding Mr. Cerminara and others to the board, Fundamental Global grew concerned that BTN was slow to take action in response to these requests. When Mr. Cerminara began to formally request board representation in September 2014, he requested that BTN take action to add Mr. Cerminara and two additional qualified members to the board a reasonable period of time prior to the deadline under BTN’s advance notice by-law provisions for director nominations to be properly made for the 2015 annual meeting of shareholders. The deadline for the 2015 annual meeting of shareholders was March 15, 2015. Mr. Cerminara was appointed to the BTN board only on February 20, 2015, and only after repeated requests by Mr. Cerminara for BTN to make such appointment a reasonable period of time in advance of the March 15, 2015 nomination deadline. In addition, as of the March 15, 2015 nomination deadline, the BTN board had not added any additional nominees suggested by Fundamental Global to the board and had not indicated that they would do so at any time in the future.

•	Your statement that the Company’s two acquisitions completed in 2013 were “in completely new markets for the company, and the most significant of these acquisitions appears not to be a success.”

BTN acquired Peintures Elite, Inc., a “manufacturer of paint and lacquer products,” in September 2013 for $1.7 million and Convergent Corporation, “a managed solutions provider to blue chip organizations that require design, installation, operation and maintenance of enterprise media networks,” in October 2013 for $17.4 million. Both are markets in which BTN did not previously operate. As described in BTN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, BTN was founded in 1932 “as a designer and manufacturer of film projectors” and in 2012 operated “within two business segments: theatre and lighting,” with “[a]pproximately 98%, 98% and 97% of [BTN’s] sales [being] from theatre products for the years ended 2012, 2011 and 2010, respectively.”

In the President’s Letter to BTN’s 2013 Annual Report, BTN stated that “[w]ith the addition of Convergent, we accelerated our transition to a business model that is more heavily focused on managed services.” In BTN’s press release, dated October 1, 2013, announcing the Convergent acquisition, BTN’s Chief Executive Officer was quoted as saying, “This [Convergent acquisition] is a transformative acquisition that extends Ballantyne’s core expertise into adjacent markets experiencing strong growth” (emphasis added). In the President’s Letter to BTN’s 2013 Annual Report, BTN further stated that “[t]he cinema industry has always been a core market for Ballantyne” and that “[f]ollowing the acquisition of Convergent, we reorganized our business into two segments, Managed Services and Systems Integration,” with the managed services segment consisting of the Convergent business and two network operation centers and the systems integration segment consisting of BTN’s “traditional broad line of products for the theatre exhibition industry and [BTN’s] specialty lighting products.” In an earnings call transcript filed as Exhibit 99.2 to BTN’s Current Report on Form 8-K filed with the Commission on November 12, 2013, BTN’s Chief Executive Officer remarked that “[w]ith the acquisition of Convergent, we believe we’ve entered an industry that is extremely well positioned to benefit from dramatic shifts in advertising spend” (emphasis added).

BTN has provided specific financial information to Mr. Cerminara, as a member of BTN’s board of directors, showing that the Convergent business was not profitable during 2014 contrary to BTN’s own projections. Fundamental Global believes that BTN should disclose this information to the public, which BTN has not done to date. However, Fundamental Global does not believe that Fundamental Global should be the one to disclose this information in its proxy statement when BTN has not done so.

Why we are Soliciting Proxies, page 11

3.	Revise your disclosure to explain what you mean when you state that you are soliciting proxies to “actively lead [BTN] in a new direction.” Please also expand your disclosure in the second paragraph of page 13 to describe what “detailed requirements” and “intensive due diligence procedures” you have for pursuing acquisitions.

In response to your comment, the disclosure on page 14 of the Revised Proxy Statement has been expanded as follows (with additions underlined):

We believe the concerns we have regarding BTN’s financial performance, lack of robust acquisition and capital allocation programs, and poor governance and shareholder relations can be solved by electing a new and more active board of directors that follows effective board practices. The solutions we see for BTN cannot be achieved by a “business-as-usual” board that meets only five times per year. We believe it will take a board with solid credentials that is actively involved in developing programs and practices for the board and the company. When we say that our board nominees will actively lead BTN in a new direction, we mean that our nominees will meet more regularly than the current BTN board, will be actively involved in creating robust acquisition and capital allocation programs and monitoring the company’s performance under these programs, will implement a special committee to oversee the acquisition program, will implement improved shareholder relations and monitor the company’s performance in this area, and will generally be actively involved in shaping management priorities.

Further, the disclosure on page 13 of the Revised Proxy Statement has been expanded as follows (with additions underlined):

We believe the BTN board needs to implement a new and more robust acquisition program that includes detailed requirements for pursuing acquisitions, including specific directions and parameters approved by the board of directors as to the desired markets in which acquisitions should be made and the required financial metrics for an acquisition to be considered by the board, such as accretion to earnings and return on capital. We believe the acquisition program should also include intensive due diligence procedures in evaluating potential acquisitions, including the creation and adoption of a due diligence manual that specifies the procedures to be followed in conducting due diligence regarding a potential acquisition, the parties to be involved in conducting due diligence, the matters to be addressed during due diligence, and the reports to be provided to the board regarding the due diligence findings and the proposed business to be acquired. We believe the acquisition program should also include ~~and~~specific requirements for board approval of acquisitions, including the due diligence information and financial information that must be provided to the board and the required financial metrics of businesses to be acquired. We believe the board should be actively involved in the acquisition program, including through the creation of a special committee of the board that actively oversees the acquisition program. We believe the board should also adopt bonus metrics for management that reward management for profitable acquisitions, and not just revenue from acquisitions. We believe this will help the company make better acquisitions in the future.

How to Provide a Proxy to us, page 21

4.	We note the proxy holders reserve the right to vote for unidentified substitute nominees. Please confirm for us that should the proxy holders identify or nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The Filing Persons confirm their understanding of the above requirement. Should the proxy holders identify or nominate substitute nominees before the meeting, an amended proxy statement will be filed containing the information specified in your comment. This disclosure has been included on page 21 of the Revised Proxy Statement.

Solicitation of Proxies, page 26

5.	We note the multiple methods by which proxies will be solicited. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

The Filing Persons confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

6.	Fundamental Global refers shareholders to information that it is required to provide that will be contained in the Company’s proxy statement. We note that Fundamental Global is relying upon Rule 14a-5(c) to refer to this information. Please be advised that we believe reliance on Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

In response to your comment, the undertaking of the Filing Persons has been added on page 27 of the Revised Proxy Statement to distribute to the Company’s shareholders a supplement containing the required information if the Company does not distribute its proxy materials to the Company’s shareholders at least ten days prior to the annual meeting and if any required information is omitted from the Company’s definitive materials when filed (or if such materials are not filed).

The Filing Persons’ acknowledgement follows on the next page. Please direct any questions to me at (216) 566-5527 or Derek.Bork@ThompsonHine.com.

Respectfully,

/s/ Derek D. Bork
Derek D. Bork

Each of the undersigned hereby acknowledges that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 13, 2015

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FG PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

/s/ Caralyn B. Brace
Caralyn B. Brace

/s/ William J. Gerber
William J. Gerber

/s/ Russel R. Heiser II
Russel R. Heiser II

/s/ Charles T. Lanktree
Charles T. Lanktree

/s/ Robert J. Marino
Robert J. Marino

/s/ Robert J. Roschman
Robert J. Roschman

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